Exhibit 99.1

Ucommune Jointly Releases Report on ROI Assessment of Its Asset-Light Model With CBRE Consulting China

BEIJING, August 12, 2021 /PRNewswire/ -- Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced that it has released a report in partnership with CBRE Consulting China (“CBRE Consulting”) titled “Ucommune Rental Evaluation and Joint Consultancy Services Report” (the “Report”)1. The Report assesses financial and operational metrics of Ucommune’s asset-light business model, including return on investment (“ROI”), occupancy rates, and rental pricing. Based on the findings, the Report concludes that Ucommune’s asset-light model enhances its value proposition for partner landlords, and that Ucommune’s excellent asset management capabilities will support the Company’s strategic plan to continue establishing real estate investment trusts (“REITs”) in the future. The full report is available on the company’s IR website: https://ir.ucommune.com/Webcasts-and-Presentations

Report Highlights:

Ucommune’s asset-light model delivers average ROI of over 15%

According to the Report, the majority of landlords generate a high ROI through cooperation with Ucommune. The average ROI for landlords cooperating with Ucommune is 15.4% in Tier-1 and new Tier-1 cities, and 16.0% in Tier-2 cities in China. Overall, the average ROI for Ucommune’s offline agile office space services is 15.7%.

Ucommune’s project occupancy rate remains over 83%

The pandemic outbreak in 2020 impacted enterprises significantly and thus exacerbated vacancy issues for office buildings. As the economy reopened and recovered from the epidemic, occupancy rates rebounded from their recent lows. According to CBRE data, the occupancy rate for office buildings during the first quarter of 2021 was 80.8% in Shanghai and 82.5% in Beijing. The average occupancy rate for surveyed Ucommune’s projects during the same period was 83.6%. as of the end of 2020. Occupancy rates were between 80%-95% for most of the Company’s projects in the same period, including its Tianyuan Logistics Building Project in Shenzhen, Shenyang Tongfang Building Project, and Changchun Water Cultural Park Project, all of which achieved occupancy rates of nearly 100%.

Ucommune’s unit rental prices are double the average rental price or more

According to the Report, the unit rental price for the majority of Ucommune’s projects is double the average rental price or more. For instance, Ucommune was able to achieve a rental price of RMB6.97 per square meter per day for its Shenzhen Design Innovation Workshop project, up from the project’s original rental price of just RMB2.00 per square meter per day.

By leveraging its strong brand influence, marketing expertise, operational and design capabilities, and other value-added services, Ucommune’s agile office space management enhances the value of office buildings. Ucommune generates additional revenue for landlords and partners, improves occupancy rates, and generates higher ROIs. Ucommune’s partners benefit from more diverse building formats, new renovations for existing properties, and improved risk profiles for their investments. Ucommune’s comprehensive services and excellent project management skillset showcase its compelling value proposition for landlords and partners and supports the development of its REIT business.

Excellent asset management capabilities enhance the potential of Ucommune’s REITs

On June 21, 2021, China’s first publicly offered REITs were officially listed. Once listed, they were oversubscribed, with a subscription size of nearly RMB50 billion. REIT products enable real estate developers to invest with less personal funding and participate in the asset-light business model. They also allow asset managers to utilize standard operating procedures in their management process and replicate the asset-light business model. In addition, REITs diversify and expand investment portfolios, enabling asset owners to increase the proportion of direct financing and better manage risks.

1According to the Report, the ability to manage the underlying assets is an important factor in the quality of REITs. Ucommune’s track record showcases its capacity to operate in an economy full of uncertainty. With the Company’s strong asset management capabilities, the issuance of REITs will be central to its growth strategy going forward. Ucommune is committed to creating an integrated and comprehensive asset management business covering the major facets of the value chain, including investment, financing, management, and exits. The Company has the opportunity to utilize its asset management advantages to extend its services into the real estate financing business while scaling up its business through its asset-light business model. As a result of the Company’s strong operating capabilities and its asset-light model, which features flexible and cost-efficient office space solutions, landlords will now have more options to counteract systemic financial risk.

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Robin Yang

ucommune@icrinc.com

+1 (212) 537-3847

[1]	The selection criteria for the projects included in the report are 1) being under an asset-light model, 2) being in operation for more than six months and having already reached a stabilized stage, and 3) being reasonably diversified in terms of geographic distribution and the cities in which the projects are located. All data are valid as of April 30, 2021.